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                        March 22, 2021

       Barry L. Biffle
       President and Chief Executive Officer
       Frontier Group Holdings, Inc.
       4545 Airport Way
       Denver, CO 80239

                                                        Re: Frontier Group
Holdings, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed March 18,
2021
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed March 19,
2021
                                                            File No. 333-254004

       Dear Mr. Biffle:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 15, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Business
       Competition, page 124

   1. We have reviewed the revised disclosure in footnote 3 on page 124 in response to comment 7. Please
revise your disclosure to clearly indicate whether:
                                                            You calculated each
of the metrics for Adjusted CASM (Excluding Fuel) and
                                                           Adjusted CASM + net
interest based on publicly available information;
                                                            You believe the
methodology used to calculate Adjusted CASM (Excluding Fuel) for each of the airlines
was applied consistently; and,
 Barry L. Biffle
Frontier Group Holdings, Inc.
March 22, 2021
Page 2
             CASM and RASM were derived directly from the publicly available information for each of airlines presented.

        You may contact Yong Kim at (202) 551-3323 or Gus Rodriguez, Accounting Branch
Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or Laura Nicholson,
Special Counsel, at (202) 551-3584 with any other questions.



                                                          Sincerely,
FirstName LastNameBarry L. Biffle
                                                          Division of
Corporation Finance
Comapany NameFrontier Group Holdings, Inc.
                                                          Office of Energy &
Transportation
March 22, 2021 Page 2
cc:       Tony Richmond
FirstName LastName